PriceSmart, Inc.

9740 Scranton Road

San Diego, California 92121

March 30, 2007

VIA EDGAR AND FACSIMILE

(202) 772-9202

H. Christopher Owings

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PriceSmart, Inc.

Registration Statement on Form S-3

SEC File No. 333-140290

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of PriceSmart, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 3:00 p.m. Eastern Time on Tuesday, April 3, 2007 or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

PriceSmart, Inc.

By:	/s/ John M. Heffner
John M. Heffner
Executive Vice President and
Chief Financial Officer

cc:	Kurt Murao, Esq., Attorney Advisor, Office of Consumer Products

Ellie Quarles, Esq., Special Counsel, Office of Consumer Products

Robert E. Burwell, Esq., Latham & Watkins LLP